2


05009678

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME JSC Uralsvyazinform

*CURRENT ADDRESS



**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4545 FISCAL YEAR 12-31-04

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE : 7/14/05

Open Joint Stock Company "Uralsvyazinform"

Consolidated Financial Statements

Year ended December 31, 2004

OAO "Uralsvyazinform"

Consolidated Financial Statements

For the year ended December 31, 2004

Contents

ERNST & YOUNG

CJSC Ernst & Young Vneshaudit
[illegible]
Moscow, [illegible], Russia
Tel.: 7 (095) 705-9700
7 (095) 755-9700
Fax: 7 (095) 755-9701
www.ey.com/russia

ЗАО "Эрнст энд Янг Внешаудит"
Россия, [illegible], Москва
[illegible]
Тел.: [illegible]
Факс: [illegible]
[illegible]

Independent Auditors' Report

To the Shareholders and Board of Directors of OAO "Uralsvyazinform"

1. We have audited the accompanying consolidated balance sheet of OAO "Uralsvyazinform" (a Russian open joint-stock company - hereinafter "the Company"), as of December 31, 2004, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Except as discussed in paragraph 3 below we conducted our audit in accordance with International Standards on Auditing issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As described in Note 5 "Property, Plant and Equipment", the Company has transitioned to IFRS and applied an exemption in IFRS 1, "First-time Adoption of International Financial Reporting Standards", which permits an entity to measure property, plant, and equipment at that date of transition to IFRS at fair value and use that fair value as deemed cost. However, we were not able to satisfy ourselves as to (i) whether the carrying amounts of property, plant, and equipment as at January 1, 2003 are representative of fair value, (ii) the resulting depreciation expense and (iii) the respective deferred tax balances as of the reporting dates and deferred tax expense for the years presented.

4. In our opinion, except for the effects on the financial statements of such adjustments, if any, which might have been determined to be necessary had we been able to satisfy ourselves as to the matters referred to in paragraph 3 above, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OAO "Uralsvyazinform" as of December 31, 2004, and the consolidated results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards.

Ernst & Young Vneshaudit

June 17, 2005



Consolidated Balance Sheet as of December 31, 2004

(in thousands Rubles)

	Notes	December 31, 2004	December 31, 2003
ASSETS			
Non-current assets:			
Property, plant and equipment	5	**38,521,933**	31,329,259
Intangible assets	6	**1,454,786**	700,441
Investments in associates	8	**411,976**	383,621
Long-term investments	9	**93,429**	62,126
Long-term accounts receivable and other financial assets	10	**312,385**	183,416
Long-term advances given	11	**676,741**	545,667
Total non-current assets		**41,471,250**	33,204,531
Current assets:			
Inventories	12	**1,065,446**	895,591
Accounts receivable	13	**1,781,126**	1,369,572
Short-term investments	9	**67,909**	71,374
Other current assets	14	**2,743,443**	2,439,482
Cash and cash equivalents	15	**789,949**	684,809
Total current assets		**6,447,873**	5,460,828
TOTAL ASSETS		**47,919,123**	38,665,359
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity:			
Preference shares	17	**1,708,222**	1,708,222
Ordinary shares	17	**7,041,081**	7,041,081
Treasury shares		**(1,117)**	(5,013)
Retained earnings		**11,061,020**	9,385,771
Total shareholders' equity		**19,809,207**	18,130,061
Minority interest	18	**3,128**	179,455
Non-current liabilities:			
Long-term borrowings	19	**11,564,620**	7,778,116
Finance lease obligations	20	**1,410,512**	753,863
Pension obligations	23	**597,874**	500,037
Deferred revenue		**90,547**	97,411
Deferred income tax liability	29	**2,509,797**	2,313,435
Other non-current liabilities		**237,428**	246,952
Total non-current liabilities		**16,410,778**	11,689,814
Current liabilities:			
Accounts payable and accrued expenses	21	**3,449,796**	3,195,700
Payables to Rostelecom	34	**387,014**	344,168
Taxes payable	22	**989,685**	792,899
Dividends payable		**4,687**	11,206
Short-term borrowings	19	**3,483,343**	2,707,736
Current portion of long-term borrowings	19	**2,865,840**	1,256,519
Current portion of finance lease obligations	20	**515,645**	357,801
Total current liabilities		**11,696,010**	8,666,029
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**47,919,123**	38,665,359

General Director A.Y. Ufimkin

Chief Accountant S.I. Balueva

The accompanying notes form an integral part of these consolidated financial statements.

OAO "Uralsvyazinform"

Consolidated Statement of Operation

For the year ended December 31, 2004

(in thousands Rubles)

	Notes	2004	2003
Revenues	**24**	**26,902,016**	22,006,277
Operating expenses			
Wages, salaries, other employee benefits and payroll taxes		**(7,617,706)**	(6,250,184)
Depreciation and amortization	**5, 6**	**(3,292,425)**	(2,644,481)
Loss on disposal of property, plant and equipment		**(40,759)**	(70,712)
Materials, repairs and maintenance, utilities		**(2,034,742)**	(2,019,630)
Taxes other than income tax		**(646,983)**	(384,810)
Interconnection charges		**(4,159,785)**	(3,364,982)
Provision for impairment of receivables	**13**	**(328,219)**	(605,584)
General and administrative expenses	**25**	**(1,862,010)**	(1,324,551)
Other operating expenses	**26**	**(2,191,889)**	(1,796,344)
Total operating expenses		**(22,174,519)**	(18,461,278)
Operating profit		**4,727,496**	3,544,999
Share in profit of associates, net	**8**	**28,276**	37,119
Interest expense, net	**27**	**(1,414,956)**	(1,316,360)
Gain (loss) from other investments	**28**	**35,668**	(6,096)
Foreign exchange gain (loss), net		**24,934**	(1,512)
Profit before income tax and minority interest		**3,401,419**	2,258,150
Income tax	**29**	**(1,156,251)**	(877,987)
Profit before minority interest		**2,245,168**	1,380,163
Minority interest	**18**	**8,272**	614
Net profit		**2,253,440**	1,380,777
Basic and diluted earnings per share (Russian Rubles)	**30**	**0.056**	0.035

General Director A.Y. Ufimkin

Chief Accountant S.I. Balueva

The accompanying notes form an integral part of these consolidated financial statements.

OAO "Uralsvyazinform"

Consolidated Statement of Cash Flows

For the year ended December 31, 2004

(in thousands Rubles)

	Notes	2004	2003
Cash flows from operating activities:			
Profit before income tax and minority interest		**3,401,419**	2,228,150
Adjustments for:			
Depreciation and amortization	**5, 6**	**3,292,425**	2,644,481
Loss on disposal of property, plant and equipment		**40,759**	70,712
Provision for impairment of receivables	**12**	**328,219**	605,584
Provision for impairment of inventory		**(3,556)**	5,682
Share in profit of associates, net	**8**	**(28,276)**	(37,119)
Gain (loss) from other investments	**28**	**(35,668)**	6,096
Interest expense, net	**27**	**1,414,956**	1,316,360
Foreign exchange gain (loss), net		**(24,934)**	1,512
Operating cash flows before working capital changes		**8,385,344**	6,841,458
Increase in accounts receivable		**(746,528)**	(722,895)
Increase in other current assets		**(377,414)**	(325,505)
Increase in inventories		**(176,349)**	(111,134)
Increase in accounts payable		**484,770**	422,153
Increase in accounts payable and accrued expenses		**225,655**	144,685
Increase in taxes payable		**97,837**	60,679
Cash flows generated from operations		**7,893,315**	6,309,441
Interest paid		**(1,819,900)**	(927,309)
Income tax paid		**(943,452)**	(736,534)
Net cash flows from operating activities		**5,129,963**	4,645,598
Cash flows from investing activities:			
Purchase of property, plant and equipment		**(7,281,192)**	(7,240,963)
Purchase of intangible assets		**(691,353)**	(27,182)
Proceeds from sales of property, plant and equipment		**81,396**	88,741
Purchase of subsidiaries and associates		**(252,856)**	(316,069)
Disposal of subsidiaries and associates		**105,083**	–
Purchase and disposal of investments and other financial assets		**25,411**	(150,276)
Interest received		**63,274**	133,438
Dividends received		**715**	2,131
Net cash flows used in investing activities		**(7,949,522)**	(7,510,180)

OAO "Uralsvyazinform"

Consolidated Statement of Cash Flows (continued)

(in thousands Rubles)

	Notes	2004	2003
Cash flows from financing activities:			
Proceeds from sales of treasury shares		**26,988**	333,595
Purchase of treasury shares		**(26,540)**	(235,849)
Repayment of promissory notes		**(64,489)**	(8,337)
Proceeds from loans and borrowings		**12,999,007**	12,170,354
Repayment of loans and borrowings		**(10,694,601)**	(10,608,647)
Proceeds from bonds issued		**3,000,000**	3,000,000
Repayment of finance lease obligations		**(776,846)**	(459,257)
Repayment of vendor financing obligations		**(1,053,106)**	(916,609)
Repayment of other non-current liabilities		**(9,524)**	(7,218)
Dividends paid		**(474,315)**	(212,543)
Dividends paid to minorities in subsidiaries		**(1,875)**	(2,015)
Net cash flows from financing activities		**2,924,699**	3,053,474
Net increase in cash and cash equivalents		**105,140**	188,892
Cash and cash equivalents at the beginning of the year		**684,809**	495,917
Cash and cash equivalents at the end of the year		**789,949**	684,809

General Director A.Y. Ufimkin

Chief Accountant S.I. Balueva

The accompanying notes form an integral part of these consolidated financial statements.

OAO "Uralsvyazinform"

Consolidated Statement of Changes in Shareholders' Equity

For the year ended December 31, 2004

(in thousands Rubles)

	Notes	Share capital: Preference shares	Share capital: Ordinary shares	Treasury shares	Retained earnings	Total equity
At December 31, 2002		1,708,222	7,041,081	(27,438)	8,128,235	16,850,100
Net income for the year		–	–	–	1,380,777	1,380,777
Purchase of treasury shares		–	–	(235,849)	–	(235,849)
Sale of treasury shares	**17**	–	–	258,274	75,321	333,595
Dividends	**31**	–	–	–	(198,563)	(198,563)
At December 31, 2003		1,708,222	7,041,081	(5,013)	9,385,771	18,130,061
Net income for the year		–	–	–	**2,253,440**	**2,253,440**
Purchase of treasury shares		–	–	**(26,988)**		**(26,988)**
Sale of treasury shares	**17**	–	–	**26,540**	**6,151**	**32,691**
Disposal of treasury shares due to sale of subsidiary		–	–	**4,344**	–	**4,344**
Purchase of minority shares in subsidiaries	**7**	–	–	–	**(116,545)**	**(116,545)**
Dividends	**31**	–	–	–	**(467,796)**	**(467,796)**
At December 31, 2004		**1,708,222**	**7,041,081**	**(1,117)**	**11,061,020**	**19,809,207**

General Director A.Y. Ufimkin

Chief Accountant S.I. Balueva

The accompanying notes form an integral part of these consolidated financial statements.

(in thousands Rubles)

1. General Information

Authorization of Accounts

The consolidated financial statements of OAO "Uralsvyazinform" and its subsidiaries – (hereinafter "the Company") for the year ended December 31, 2004 were authorized for issue by the General Director and the Chief Accountant of the Company on May 31, 2005.

The Company

The Company's principal activity is providing telephone services (including local, long-distance and international calls), telegraph, data transfer services, rent of communication channels and wireless communication services on the territory of Ural region of the Russian Federation.

Open joint-stock company Svyazinvest, a federal holding company controlled by the Russian Federation, owns 51% of the Company's ordinary shares as of December 31, 2004.

The Company is an open joint stock company incorporated in accordance with the laws of the Russian Federation.

Information on the Company's main subsidiaries is disclosed in Note 7. All subsidiaries are incorporated under the laws of the Russian Federation.

The average number of employees in the Company in 2004 was approximately 35,582 persons (2003 – 37,800).

The registered office of the Company is 11, Moskovskaya St., Ekaterinburg, Russian Federation.

Tariff Setting

Under the Russian legislation, the Company is considered monopolist for fixed line telecommunication services. As a result, tariffs charged by the Company are set by federal authorities/ Tariffs charged to the Company by Rostelecom (the primary provider of domestic long distance and international telecommunication services in the Russian Federation, which is controlled by Svyazinvest) are also subject to state regulation, thus creating a cross-subsidization mechanism.

Liquidity and Going Concern

As of December 31, 2004, the Company's current liabilities exceeded its current assets by approximately 5,248,137 (2003 – 3,205,201). As a result, there may be some doubt about the Company's ability to attract further financing and to pay its existing debts as they fall due.

To date, the Company has significantly relied upon short-term and long-term financing to fund the improvement of its telecommunication network. This financing has historically been provided through bank loans, bonds, vendor financing, and finance lease.

Through 2005, the Company anticipates funding from a) cash generated from operations; b) placement of Ruble bonds in the Russian market; c) financing from domestic and international lending institutions. Management also expects to continue to be able to delay payment for certain operating costs to manage its working capital requirements if necessary.

If needed, Management believes that certain projects may be deferred or curtailed in order to fund the Company's current operating needs.

The accompanying financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or any other adjustments that might result if the Company either be unable to continue as a going concern or if the Company was to dispose of assets outside the normal course of its operating plan.

(in thousands Rubles)

2. Basis of Presentation of the Financial Statements

Basis of Preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS").

The Company has transitioned to IFRS at the beginning of the earliest period presented in these financial statements (January 1, 2003) using the provisions of IFRS 1, "First-time Adoption of International Financial Reporting Standards", which is effective for periods starting on or after January 1, 2004. IFRS 1 applies to first-time adopters of IFRS including companies that previously applied some, but not all IFRS, and disclosed this fact in its most recent previous financial statements. The Company's previous financial statements disclosed that management made certain estimates and assumptions to present the carrying value of fixed assets which did not comply with historical cost as defined by IAS 16, "Property, plant, and equipment".

The Company has applied an exemption permitted by IFRS 1 which allows an entity to measure property, plant, and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. The Company has also applied the exemption permitted by IFRS 1 which allows an entity to recognize all cumulative actuarial gains and losses at the date of transition even if the corridor approach is used for latter actuarial gains and losses.

Management estimates that the carrying value of all of the Company's property, plant and equipment is broadly comparable to their fair values. However, management has engaged an independent appraiser to support these fair values and as a result, the reported carrying amount of property, plant and equipment may be adjusted. It is expected that the appraisal will be completed in near future.

Accounting for the Effect of Inflation

Prior to January 1, 2003 the characteristics of the economic environment of the Russian Federation indicated the existence of hyperinflation. Non-monetary assets and liabilities acquired prior to December 31, 2002 (except for the property, plant and equipment, for which fair values as at January 1, 2003 have been used as deemed cost), and share capital transactions occurring before December 31, 2002, have been restated in accordance with IAS 29 "Financial Reporting in Hyperinflationary Economies" by applying the relevant conversion factors to the historical cost through December 31, 2002.

Management Estimates

The preparation of financial statements requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates with regard to those financial statements relate to the valuation and useful lives of property, plant and equipment, intangible assets, deferred taxation, and pension liabilities as discussed in Notes 5, 6, 23 and 29.

Reconciliation of Equity and Net Profit Reported under Previous GAAP and under IFRS

Shareholders' equity and net income are reconciled between previous Generally Accepted Accounting Principles (GAAP) and IFRS as follows:

	Shareholders' equity as at December 31, 2003	Net profit (loss) for the year ended December 31, 2003	Shareholders' equity as at January 1, 2003
Previous GAAP as reported:	***18,284,208***	***1,223,926***	***17,161,099***
Effect of purchase price allocation for previously acquired subsidiaries and associate	(263,110)	58,126	(321,236)
Effect of post-employment defined benefit obligation restatement	108,963	98,725	10,237
Previous GAAP as restated:	**18,130,061**	**1,380,777**	**16,850,100**

2. Basis of Presentation of the Financial Statements (continued)

Reconciliation of Equity and Net Profit Reported under Previous GAAP and under IFRS (continued)

The previous GAAP refers to the accounting standards used in the Company's prior year international financial statements, in which the Company applied some, but not all, IFRSs as described above. Having further analyzed the amounts reported under previous GAAP, as restated, and taking into consideration the matter discussed in the next paragraph management believes that these amounts are prepared in accordance with IFRS.

As noted above in Basis of Preparation, the Company has taken the exemptions permitted under IFRS 1 which allows an entity to measure property plant and equipment at fair value at the transition date. Management estimates that the carrying value of all of the Company's property, plant and equipment is broadly comparable to their fair values. However, management has engaged an independent appraiser to support these fair values and as a result, the reported carrying amount of property, plant and equipment may be adjusted. It is expected that the appraisal will be completed in near future.

3. Summary of Significant Accounting Policies

3.1 Principles of Consolidation

Subsidiaries

The consolidated financial statements include financial statements of subsidiaries, the entities in which the Company has an interest of more than one half of the voting rights, or otherwise has power to exercise control over its operations. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealized gains on transactions between parent and/or subsidiary companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Financial statements of OAO "Uralsvyazinform" and its subsidiaries and associates, based on which the consolidated financial statements are prepared, are based on unified accounting policy.

Acquisition of Subsidiaries

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The excess of purchase consideration over the fair value of the Company's share of identifiable net assets is recorded as goodwill. If the cost of the acquisition is less than the fair value of the Company's share of identifiable net assets of the subsidiary acquired the difference is recognized directly in the statement of operations.

Minority Interest

Minority interest is the interest in subsidiaries not held by the Company. Minority interest at the balance sheet date represents the minority shareholders' portion of the identifiable assets and liabilities of the subsidiary at the acquisition date, and the minorities' portion of movements in equity since the date of the combination. Minority interest is presented separately from liabilities and shareholders' equity.

Acquisition of Minority Interest in Subsidiaries

IFRS 3 "Business Combinations" applies only to business combinations, such as the acquisition of a subsidiary, whereby the acquirer has obtained control over the business. However, the standard is silent on how later exchange transactions should be accounted for, such as the acquisition of some or all of the minority interest in a subsidiary. The Company does not remeasure the assets and liabilities of the subsidiary to reflect their fair values at the date of the transaction. The difference between the cost of the additional interest in the subsidiary and the minority interest's share of the assets and liabilities is reflected in the consolidated statement of changes in shareholder's equity at the date of the acquisition of the minority interest as a charge to retained earnings.

3. Summary of Significant Accounting Policies (continued)

3.2 Investments in Associates

Associates are entities in which the Company generally owns between 20% and 50% of the voting rights, or is otherwise able to exercise significant influence, but which it does not control or jointly control. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost including goodwill. Subsequent changes in the carrying value reflect the post acquisition changes in the Company's share of net assets of the associate. The Company's share of its associates' profits or losses is recognised in the statement of operations and its share of movements in reserves is recognised in equity. However, when the Company's share of losses in an associate equals or exceeds its interest in the associate the Company does not recognise further losses, unless the Company is obligated to make further payments to, or on behalf of, the associate.

Unrealised gains on transactions between the Company and its associated undertakings are eliminated to the extent of the Company's interest in the associated undertakings; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

3.3 Investments

The Company classified its investments into the following categories: trading, held-to-maturity, and available-for-sale.

Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets.

Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for the cases when they are to be recovered within 12 months after the reporting date.

Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale.

These investments are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets.

Management of the Company determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

All purchases and sales of investments are recognised on the settlement date, which is the date that the investment is delivered to or by the Company. All investments are initially recognised at cost, being the fair value of the consideration given and including transaction costs.

Trading and available-for-sale investments are subsequently carried at fair value. A gain or loss arising from a change in the fair value of a trading investment is included in the statement of operations for the period in which it arises. A gain or loss arising from a change in the fair value of an available for sale investment is recognized directly in equity until the investment is sold, collected or otherwise disposed of, or until it is determined to be impaired. Upon disposal, cumulative gain or loss previously recognized as a component of equity, is included in the statement of operations.

Held-to-maturity investments are carried at amortised cost using the effective yield method. A gain or loss is recognized in the statement of operations when an investment carried at amortized cost is derecognized or impaired, as well as through the amortization process.

For investments that are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date. For investments where there is no quoted market price, fair value is determined by reference to the current market value of another instrument which is substantially the same or is calculated based on the expected cash flows of the underlying net asset base of the investment.

(in thousands Rubles)

3. Summary of Significant Accounting Policies (continued)

3.4 Foreign Currency Transactions

The measurement and presentation currency of the Company is the Russian Ruble, which is the national currency of the Russian Federation. Transactions in foreign currencies are initially recorded in the presentation currency at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the presentation currency rate of exchange ruling at the balance sheet date. All resulting differences are taken to the consolidated statement of operations as foreign exchange gains (losses). Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction.

Assets and liabilities settled in Rubles but denominated in foreign currencies are recorded in the Company's consolidated financial statements using the same principles as for assets and liabilities denominated in foreign currencies.

3.5 Property, Plant and Equipment

Property, plant and equipment are recorded at purchase or construction cost less accumulated depreciation and any impairment in value. For the property, plant and equipment acquired prior to January 1, 2003, fair values as at January 1, 2003 have been used as deemed cost (refer to Note 2) in accordance with the exemption provided in IFRS 1.

Depreciation is calculated on a straight-line basis. The depreciation periods, which approximate the estimated useful economic lives of the respective assets, are as follows:

Buildings and Constructions	20-50 years
Analogue switches	10-20 years
Digital switches	10-15 years
Other telecommunication equipment	10-20 years
Transportation equipment	5 years
Computers, office and other equipment	3-5 years
Land	not depreciated

For the purposes of disclosure, property, plant and equipment are aggregated into the following groups:

- Land, buildings and constructions;
- Switches and transmission devices;
- Construction in progress and equipment to installation;
- Other assets, in which computers, vehicles and other equipment are included.

The period of validity of the Company's operating licenses is significantly shorter than the useful lives used for depreciation of the cost of property, plant and equipment. Management believes that the operating licenses will be renewed without significant cost, which would allow the Company to realize the cost of its property, plant and equipment through normal operations.

Construction in progress is recorded as the total of actual expenditures incurred by the Company from the beginning of construction to the reporting date. Depreciation begins when fixed assets are put into operation.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalised, during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

Repair and maintenance expenditure is expensed as incurred. Major renewals and improvements are capitalised and the assets replaced are retired. Gains and losses arising from the retirement of property, plant and equipment are included in the statement of operations as incurred.

IAS 36 "Impairment of Assets" requires that the recoverable amount of an asset, including property, plant and equipment, should be estimated whenever there is an indication that the assets may be impaired.

3. Summary of Significant Accounting Policies (continued)

3.5 Property, Plant and Equipment (continued)

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the statement of operations.

3.6 Deferred Revenue

Equipment transferred to the Company free of charge by its customers and other entities outside the privatization process is capitalized at market value at the date of transfer. A corresponding income is fully recognized in the statement of operations.

Equipment contributions that do not generate any future income for the Company are not recognized.

Grants received from federal and municipal authorities for the purchase of property, plant and equipment are reflected in the balance sheet as deferred income and recognized as income during the useful life of a respective asset in accordance with IAS 20 "Accounting for Government Grants and Disclosure of Government Aid Information".

3.7 Intangible Assets and Goodwill

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of the net assets of the acquired subsidiary/associated undertaking at the date of acquisition. Goodwill on an acquisition of a subsidiary is included in intangible assets. Goodwill on an acquisition of an associate is included in the investments in associates.

Goodwill is not amortized but is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that carrying amount may be impaired. As at the acquisition date, any Goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies.

Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the Goodwill relates. Where recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized.

Where goodwill forms part of a cash-generating unit and part of the operations within that unit are disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

The excess of the fair value of the Company's share of the net assets acquired over the cost of acquisition is recognized in the statement of operations.

Other intangible assets

The Company measured GSM licences at the date of transition to IFRS at it's fair value and used that fair value as it's deemed cost at that date.

Licenses and software are depreciated on a straight-line basis over the estimated useful life equal to the term of license or of the right to use the software. Useful life of other intangible assets is approximately 5 years.

Other intangible assets are capitalized at cost.

Licenses and software are depreciated on a straight-line basis over the estimated useful life equal to the term of license or of the right to use the software. Useful life of other intangible assets is 5-10 years.

Intangibles with indefinite lives are not amortised.

3. Summary of Significant Accounting Policies (continued)

3.7 Intangible Assets and Goodwill (continued)

Impairment of intangible assets

Where an indication of impairment exists, the carrying amount of any intangible asset, is assessed and, when impaired, the asset is written down immediately to its recoverable amount.

Intangibles with indefinite lives and those not ready for use are tested for impairment annually or more frequently if events or changes in circumstances indicate that carrying amount may be impaired.

3.8 Inventories

Inventories are recorded at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

Cost of inventory is determined on the weighted average basis.

3.9 Accounts Receivable

Accounts receivable are stated at original invoice amount, less provision made for impairment of these receivables. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables.

Accounts that are individually significant are assessed for uncollectability and recognized individually. Uncollectability is measured and recognized on a portfolio basis for accounts of similar customers that are not individually identified as doubtfully recoverable.

The amount of the provision is recognised in the statement of operations.

3.10 Value-Added Tax

The tax authorities permit the settlement of sales and purchases value added tax (VAT) on a net basis.

Value added tax recoverable

VAT recoverable relates to purchases which have not been settled at the balance sheet date. VAT recoverable is reclaimable against sales VAT upon payment for the purchases.

Value added tax payable

Value added tax payable represents VAT related to sales payable to tax authorities upon collection of receivables from customers net of VAT on purchases which have been settled at the balance sheet date. In addition, VAT related to sales which have not been settled at the balance sheet date (VAT deferred) is also included in VAT payable. Where provision has been made for impairment of receivables, impairment loss is recorded for the gross amount of the debtor, including VAT. The related VAT deferred liability is maintained until the debtor is written off for tax purposes.

3.11 Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and in the Company's bank accounts, as well as cash deposits and short-term investments with original maturities of three months or less.

3.12 Borrowings

Borrowings are initially recognized at cost, being the fair value of the consideration received, net of transaction costs incurred. In subsequent periods, borrowings are measured at amortized cost using the effective interest rate method; any difference between the fair value of the consideration received (net of transaction costs) and the redemption amount is recognized as interest expense over the period of the borrowings.

3. Summary of Significant Accounting Policies (continued)

3.13 Leases

Finance leases of equipment that transfer substantially all the risks and rewards incidental to ownership of the leased item to the Company are capitalized at the inception of the lease at the market value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to interest expense.

Capitalized leased assets are depreciated using the straight-line method over the estimated useful life of the asset like other fixed assets within the same class, with consideration of the contractual terms under which the assets can be used.

Leases where the lessor retains substantially all the risks and rewards of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the statement of operations on a straight-line basis over the lease term.

3.14 Pensions and Other Post-Employment Benefits

Unified social tax

Social contributions are made through a unified social tax ("UST") calculated by the Company by the application of a regressive rate (from 35.6% to approximately 18%) to the annual gross remuneration of each employee. The Company allocates the UST to three social funds (state pension fund, social and medical insurance funds), where the rate of contributions to the pension fund vary from 28% to 14% depending on the annual gross salary of each employee.

The Company's contributions relating to the UST are expensed in the year to which they relate.

Other pension plans and post-employment benefits

Under collective bargaining agreements and internal regulations on additional pension benefits, the Company also provides benefits for its employees by using post-employment benefit plans. The majority of the Company's employees are eligible to participate under such post-employment benefit plans based upon a number of factors, including years of service, age, and compensation.

Post-employment benefit plans include defined contribution plans and defined benefit plans.

Defined contribution plan is a post-employment benefit plan under which the Company's obligation is limited solely to the amount of a contribution it agrees to pay into a fund. In this case all actuarial and investment risks will be borne by employees. The Company recognizes contributions under a defined contribution plan in the period to which they are attributable.

Under defined benefit plans, the Company's obligation is to provide the agreed benefits to current and former employees. In this case actuarial and investment risks fall on the Company.

Management of the Company determines the present value of defined benefit obligation and the fair value of any plan assets on each reporting date based on its estimate.

Actuarial gains and losses are recognised as income or expense when the net cumulative unrecognised actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognised over the expected average remaining working lives of the employees participating in the plans.

Upon introduction of a new plan or improvement of an existing plan past service cost is recognized on a straight-line basis over the average period until the amended benefits become vested. To the extent that the benefits are already vested immediately, past service costs is immediately expensed.

Gains or losses on the curtailment or settlement of pension benefit obligations are recognized when the curtailment or settlement occurs.

3. Summary of Significant Accounting Policies (continued)

3.15 Deferred Income Taxes

Deferred tax assets and liabilities are calculated in respect of temporary differences using the liability method. Deferred income taxes are provided for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes, except where the deferred income tax arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates that have been enacted (or substantively enacted) at the balance sheet date.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

3.16 Provisions

Provisions are recognised when the Company has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Company expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

3.17 Shareholders' Equity

Share capital

Ordinary shares and non-redeemable preference shares with discretionary dividends are both classified as equity. External costs directly attributable to the issue of new shares, other than on a business combination, are shown as a deduction in equity from the proceeds. Any excess of the fair value of consideration received over the par value of shares issued is recognized as a share premium.

Treasury shares

Where the Company or its subsidiaries purchases the Company's share capital, the consideration paid including any attributable transaction costs net of income taxes is deducted from total shareholders' equity as treasury shares until they are cancelled or reissued. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity. Treasury shares are stated at weighted average cost.

Dividends

Dividends are recognized as a liability and deducted from equity at the balance sheet date only if they are declared before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorized for issue.

3.18 Revenue

Revenue is recognized to the extent that it is probable that economic benefits will flow to the Company and the revenue can be reliably measured.

3. Summary of Significant Accounting Policies (continued)

3.18 Revenue (continued)

The Company categorizes the revenue sources into the following major categories:

- Long distance telephone calls - domestic;
- Long distance telephone calls - international;
- Local telephone calls;
- Installation and connecting fees;
- Documentary services;
- Cellular services;
- Radio and TV broadcasting;
- Data transfer and telematic services;
- New services;
- Rent of telephone channels;
- Services for national operators;
- Other telecommunications services;
- Other revenues.

Long distance calls (domestic and international)

Revenues from long distance services depend on time of call, duration of call, destination of call, type of service used, subscriber category and the applied rate plan. Customers of the Company use the service via installed fixed telephone, as well the service could be accessed by means of pay-phone. The Company charges long distance fees on a per-minute basis. The Company recognizes revenues related to the long distance services in the period when the services are rendered.

Local telephone calls

Revenue from the local telephone services depends on the duration of the telephone connections and subscription fee, while time driven billing scheme is applied. If fixed payment scheme is applied then revenue depends on the subscription fee only. Customers of the Company use the service via installed fixed telephone, as well the service could be accessed by means of pay-phone. The Company recognizes revenues related to the monthly network fees for local services in the month the service is provided to the subscriber.

Installation and connecting fees

Installation and connection fees for indefinite period contracts are paid by a combination of a fixed cash amount and by the contribution of fixed assets consisting of cable and duct, commonly referred to as the "last mile". Revenue received in the form of cash is recognized when the installation and connection are complete. For installation and connection fees paid in the form of fixed assets, revenue is deferred and recognized into income on the same basis that the fixed assets are depreciated.

Documentary services

Revenues from telegraph services comprise fees for telegram transmissions and other wire line data transmission services. The Company recognizes revenues related to telegraph services in the period when the services are rendered.

Cellular services

Major revenues from cellular services arise from airtime services including local, intercity long distance and international long distance calls, subscription fees, value added services, outbound and inbound roaming. The Company recognizes revenues related to mobile telecommunications services in the period when the services are rendered.

3. Summary of Significant Accounting Policies (continued)

3.18 Revenue (continued)

Radio and TV broadcasting

The Company maintains a wireline radio broadcasting network. The revenues comprise monthly fees from subscribers and installation fees for wireline radio sets. The Company recognizes the revenues related to radio broadcasting in the period when the services are rendered.

Data transfer and telematic services

The Company recognizes revenues related to data transfer and telematic services in the period when the services are rendered.

New services

Major revenues from new services include internet services, ISDN, IP-telephony, intelligent network services. The Company recognizes revenues related to new services in the period when the services are rendered.

Rent of telephone channels

Major revenues are recognized from the following services: rent of intercity and international, digital, analogue, and telegraph channels. The Company recognizes revenues from the rent of channels in the period when the services are rendered.

Services for national operators

Revenue from national service providers includes two different groups.

First group of revenues represents services rendered to OAO "Rostelecom" for termination of long-distance traffic of its operators-partners in the network of the Company.

In 2003 Ministry of Russian Federation for antimonopoly policy and entrepreneurial support (MAP) has conducted reform of the settlements system of multiregional OAO "Svyazinvest" Companies with the OAO "Rostelecom" for transit of intercity long-distance traffic. Till August 1, 2003 revenue calculation has been based on the integral settlement rate, multiplied on the total number of minute-distances (transfer of 1 minute of traffic on 50 kilometers interval of OAO "Rostelecom" network), transferred through the period.

Integral settlement rate has been calculated as sum of linear settlement rate between zones and difference between inbound and outbound termination settlement rates of the regional Companies. The rate has been calculated and agreed by the MAP once per year according to traffic statistics of previous year, thus it has not reflected real economical benefits and costs related to changes of the incoming and outgoing structure of the traffic in the current settlement period.

In August 2003 new and more transparent inter-operators settlement system for intercity traffic has been introduced. New system separates payments of regional operators for the transfer of intercity traffic in OAO "Rostelecom" network and termination of the traffic in the zone, where outgoing intercity call of own subscriber reaches its destination, and payments for the termination of the incoming intercity traffic from other operators in the own network of the Company.

Calculation of the costs for the transit of intercity traffic is based on the new settlement rate, that is equal to sum of linear settlement rate multiplied on the quantity of 50 kilometers intervals between zones termination settlement rate for the zone where the calls is terminated. Revenue calculation for the transit of intercity traffic from the OAO "Rostelecom" to the customers of the regional OAO "Svyazinvest" Companies is based on the termination settlement rates. New rates have been defined by the order of the MAP dated July 4, 2003.

Second group of revenues from national operators represents services rendered to interconnected telecom operators that transfer local, intercity and international traffic of their customers via network of the Company.

3. Summary of Significant Accounting Policies (continued)

3.18 Revenue (continued)

Services for national operators (continued)

Major revenues are recognized from the services for transit of local, intercity and international traffic. As well the Company generates revenue from interconnection to the network (one time fees), rent of channels, rent of equipment, data transfer and Internet services.

The Company recognizes revenues from national operators in the period when the services are rendered.

Other telecommunication services

Other telecommunication services primarily consist of revenues received by public switched telephone network (PSTN) stations from the rent of direct lines and local junctions, as well as subscription fees for wired-radio outlets. The Company recognizes revenues related to other services in the period when the services are rendered.

Other revenues

Other revenues primarily consist of revenues received from manufacturing of the telecommunication equipment and its technical support, transportation services, recreation services and sale of products and services provided by auxiliary units.

3.19 Commitments

A commitment is a binding agreement for the exchange of a specified quantity of resources at a specified price on a specified future date or dates.

Significant commitments are disclosed.

Assets to be acquired and liabilities to be incurred as a result of the Company's commitment to purchase or sell goods or services are not recognized until at least one of the parties has performed under the agreement such that it either is entitled to receive an asset or is obligated to disburse an asset.

3.20 Contingencies

Contingent liabilities are not recognized in the financial statements as it is not probable that a liability will need to be settled or the outcome is dependant on a future event. They are disclosed in the accompanying notes unless the possibility of an outflow of resources embodying economic benefit is remote.

Contingent assets are not recognized in the financial statement but disclosed when an inflow of economic benefits is probable.

(in thousands Rubles)

4. Segment Information

	2004					2003				
	Fixed line	Mobile	Other	Intercompany eliminations	Total for the Company	Fixed line	Mobile	Other	Intercompany eliminations	Total for the Company
Sales to third parties	**18,787,405**	**6,927,620**	**1,186,991**	–	**26,902,016**	14,979,976	5,860,673	1,165,628	–	22,006,277
Inter-segment sales	**2,966,657**	**6,911**	**66,855**	**(3,040,423)**	–	2,124,768	17,169	–	(2,141,937)	–
Total revenue	**21,754,062**	**6,934,531**	**1,253,846**	**(3,040,423)**	**26,902,016**	17,104,744	5,877,842	1,165,628	(2,141,937)	22,006,277
GROSS PROFIT										
Segment result	**6,639,347**	**965,697**	**636,648**		**8,241,692**	4,987,829	952,280	625,190	–	6,565,299
Unallocated corporate expenses					**(3,514,196)**					(3,020,300)
Operating profit					**4,727,496**					3,544,999
Share of result of associates					**28,276**					37,119
Interest expense, net					**(1,414,956)**					(1,316,360)
Gain (loss) from other investments					**35,668**					(6,096)
Foreign exchange gain, net					**24,934**					(1,512)
Income tax					**(1,156,251)**					(877,987)
Minority interest					**8,272**					614
Net profit					**2,253,440**					1,380,777
OTHER INFORMATION										
Segment assets	**31,826,905**	**6,825,291**	**2,413,999**		**41,066,196**	31,222,469	3,561,310	602,565		35,386,344
Investments in associates					**411,977**					383,621
Unallocated corporate assets					**6,440,950**					2,895,394
Consolidated total assets					**47,919,123**					38,665,359
Segment liabilities	**4,969,342**	**2,113,335**	**904,840**		**7,987,516**	7,452,488	1,261,946	577,266		9,291,700
Unallocated corporate liabilities					**20,119,272**					11,064,143
Consolidated total liabilities					**28,106,788**					20,355,843
Capital expenditure										
Fixed assets	**8,015,777**	**2,614,581**	**108,250**		**10,738,608**	5,925,196	1,932,676	80,018		7,937,890
Intangible assets	**782,329**	**48,348**	–		**830,677**	471,501	29,139	–		500,640
Depreciation and amortization	**2,736,727**	**358,406**	**207,809**		**3,302,942**	2,338,975	289,117	38,313		2,666,405
Other non-cash expenses, excl. depreciation (bad dept expenses, impairment of assets)	**322,925**	**3,044**	**2,249**		**328,219**	526,770	74,664	4,150		605,584

(in thousands Rubles)

4. Segment Information (continued)

The Company provides fixed line and mobile telecommunication services, as well as other services. Management believes that the Company operates in one geographical segment.

Unallocated costs represent corporate expenses such as payroll expenses, consulting and information services expenses, travel and representative expenses related to management and administrative personnel.

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables, and operating cash.

Segment liabilities comprise operating liabilities and exclude items such as taxation, corporate borrowings, liabilities related to assets that are the subject of finance leases, deferred tax liabilities, and other liabilities pertaining to the Company as a whole.

Capital expenditure comprises additions to property, plant and equipment. Impairment loss and provisions relate only to those charges made against allocated assets.

5. Property, Plant and Equipment

	Buildings and constructions	Switches and transmission devices	Construction in progress and equipment for installation	Vehicles and other	Total
Cost					
At December 31, 2003	13,408,936	16,560,004	1,945,554	1,988,442	33,902,937
Additions	–	–	10,738,608	–	10,738,608
Disposals	(41,915)	(65,774)	(52,424)	(39,620)	(199,732)
Disposals due to sale of subsidiaries	(18,294)	(177,931)	(9,761)	(18,901)	(224,887)
Transfers	3,732,271	5,112,153	(10,350,672)	1,506,249	–
At December 31, 2004	**17,080,998**	**21,428,452**	**2,271,306**	**3,436,170**	**44,216,926**
Accumulated depreciation and impairment					
At December 31, 2003	(524,037)	(1,620,818)	–	(428,822)	(2,573,677)
Charge for the year	(814,629)	(1,766,868)	–	(637,982)	(3,219,480)
Disposals	11,757	38,970	–	26,849	77,576
Disposals due to sale of subsidiaries	536	11,044	–	9,009	20,589
At December 31, 2004	**(1,326,374)**	**(3,337,672)**	–	**(1,030,947)**	**(5,694,992)**
Net book value as of December 31, 2003	**12,884,899**	**14,939,186**	**1,945,554**	**1,559,620**	**31,329,259**
Net book value as of December 31, 2004	**15,754,624**	**18,090,780**	**2,271,306**	**2,405,223**	**38,521,933**

The Company has applied an exemption permitted by IFRS 1 which allows an entity to measure property, plant, and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. Management estimates that the carrying value of all of the Company's property, plant and equipment is broadly comparable to their fair values. However, management has engaged an independent appraiser to support these fair values and as a result, the reported carrying amount of property, plant and equipment may be adjusted. It is expected that the appraisal will be completed in near future.

The net book value of plant and equipment held under finance leases at December 31, 2004 is 2,547,540 (2003 - 1,793,042). Leased assets are pledged as security for the related finance lease obligations (see Note 20).

Carrying value of property, plant and equipment, which were received on vendor financing terms in 2004, amounted to 1,145,729 (2003 - 904,652).

(in thousands Rubles)

5. Property, Plant and Equipment (continued)

In 2004, the Company increased construction in progress by the amount of capitalized interest totaling 447,085. Effective capitalization rate in 2004 is 13.7%.

At December 31, 2004 bank borrowings are secured by properties to the carrying value of approximately 8,283,325 (2003 – 6,461,195) (see Note 19).

At December 31, 2004 the net book value of insured property, plant and equipment was 8,620,741 (2003 – 6,942,321).

6. Intangible Assets

	Licenses	Software	Other	Total
Cost				
At December 31, 2003	112,437	674,246	68,157	854,839
Additions	11,736	813,619	5,322	830,677
Disposals	–	–	–	–
Disposals due to sale of subsidiaries	–	(4,232)	–	(4,232)
At December 31, 2004	**124,173**	**1,483,633**	**73,479**	**1,681,284**
Accumulated amortization				
At December 31, 2003	(43,023)	(99,664)	(11,713)	(154,400)
Charge for the year	(12,995)	(53,214)	(6,816)	(73,025)
Disposals	–	–	–	–
Disposals due to sale of subsidiaries	–	926	–	926
At December 31, 2004	**(56,018)**	**(151,952)**	**(18,529)**	**(226,499)**
Net book value at December 31, 2003	**69,414**	**574,582**	**56,443**	**700,441**
Net book value at December 31, 2004	**68,155**	**1,331,681**	**54,950**	**1,454,786**

Oracle E-business Suite software

As of December 31, 2004 software includes payments for Oracle E-business Suite software with a net book value of 641,411 including 66,217 of expenses for implementation (2003 – 450,301). In accordance with the supply contract, the Company has been provided with non-exclusive licenses for 83,506 users of E-business Suite 2003 Professional among other license applications. In 2004 the Company capitalized 78,395 of interest associated with Oracle software implementation.

The Company will start amortizing the current value of mentioned above software from the date of its implementation, proportionally to the quantity of licenses used and over useful life of the licenses. Until then the Company periodically tests this software for impairment.

Full implementation of Oracle E-Business Suite software is expected to be from 2005 till 2008.

Amdocs Billing Suite

As of December 31, 2004 software also includes payments for Amdocs Billing Suite software with net book value of 548,210 (2003 – nill). This software was purchased for the purpose of implementation of unified automated settlements system.

Amdocs Billing Suite software was supplied in December 2004 by OOO "IBM Eastern Europe/Asia", in exchange of which the Company transferred 18 own ordinary promissory notes in the amount of 677,581. Payments on promissory notes issued are expected to made be by 2006.

The Company will start amortizing this asset from the date of software implementation proportionally to the cost of implemented modules. Until then the Company shall periodically test this software for impairment.

The project of implementation of the unified automated settlements system is expected to last 4-5 years.

Based on the results of the annual impairment test, the Company's management believes that the carrying values of intangible assets are recoverable as of December 31, 2004 and 2003.

(in thousands Rubles)

7. Consolidated Subsidiaries

The consolidated financial statements include the assets, liabilities and financial results of subsidiaries listed below:

Subsidiary	Main activity	Ownership, %		Voting Shares	
		2004	2003	2004	2003
OOO "Uralcom"	Data transfer networks	100%	100%	100%	100%
OOO "Ural Inform TV"	TV- and Radiobroadcating	100%	100%	100%	100%
OOO "Infinvest"	Engineering of communication equipment	100%	100%	100%	100%
ZAO "Svyazinformkomplekt"	Construction-assembly works	100%	100%	100%	100%
OOO "Tyumentelecominvest"	Professional activities on securities market	–	100%	–	100%
ZAO "Centr vnedreniya specializirovanih specsistem"	Data processing systems' engineering	100%	100%	100%	100%
OOO "Uzhno-Uralsky sotoviy telefon"	Cellular communication services	100%	100%	100%	100%
OOO "Firma Permtelecom"	Cable television	100%	100%	100%	100%
ZAO "Ermak RMS"	Cellular communication services	100%	90%	100%	90%
ZAO "FK-Svyaz"	Telecommunication services	75%	75%	75%	75%
ZAO "AKIB Pochtobank"	Banking services	68.54%	68.54%	68.54%	68.54%
NPF "Svyazist"	Non-state pension insurance	63.33%	63.33%	63.33%	63.33%
ZAO "VSNET"	Internet Provider	100%	51.88%	100%	51.88%
ZAO "Uralwestcom"	Cellular communication services	–	51%	–	51%
ZAO "Tyumenruscom"	Cellular communication services	100%	51%	85.7%	51%

All the above companies are Russian legal entities registered in accordance with Russian legislation, and have the same financial year as the Company.

In 2004 the Company acquired 409 of ordinary voting shares of ZAO "VSNET" and obtained additional 48.12% of minority interest in this subsidiary. Purchase price amounted to 41,335 and it was fully paid in cash. ZAO "VSNET" provides Internet and telematic services.

In 2004 the Company acquired 100 of ordinary shares of ZAO "Ermak-RMS" and obtained additional 10% of minority interest in this subsidiary. Purchase price amounted to 114,415 and it was fully paid in cash. ZAO "Ermak-RMS" operates in Tyumen region including Khanty-Mansiysk and Yamalo-Nenetskiy autonomous districts. ZAO "Ermak-RMS" provides mobile services in GSM 900/1800 standard.

During 2004 the Company made an additional contribution to the charter capital of OOO "Tyumenruscom" in amount 51,887 and purchased additional 17.6% of minority interest for 45,219. OOO "Tyumenruscom" operates in Tumen region and provide mobile services in 800 MHz diapason (DAMPS standard).

(in thousands Rubles)

7. Consolidated Subsidiaries (continued)

As of December 31, 2003 the Company already exercised control over ZAO "VSNET", ZAO "Ermak-RMS", and OOO "Tyumenruscom". During 2004 the Company increased it's share in these subsidiaries. Therefore the Company did not remeasure the assets and liabilities of these investments to reflect their fair values at the date of the transaction. The difference between the cost of the additional interest in these subsidiaries and the minority interest's share of the assets and liabilities is reflected in the consolidated balance sheet at the date of the acquisition of the minority interest as an equity transaction

As part of management's efforts to concentrate in the wireless segment on GSM standard and to increase profitability of the wireless segment, the Company sold a cellular operator ZAO "Uralwestcom" that provided services using NMT standard. In April 2004 the Company's Board of Directors approved a decision to sell 51% share in ZAO "Uralwestcom" to Russian Telecommunication Development Holding Corporation. The disposal of ZAO "Uralwestcom" was completed June 2004 and the Company received cash in amount of 3.5 million US dollars or 101,343.

In accordance with the decision of the Company's Board of Directors in 2004 the Company completely sold its 100% participation in OOO "Tyumentelecom-Invest", its non core activity subsidiary. The disposal of OOO "Tyumentelecom-Invest" was completed in September 2004 and the Company received cash in amount of of 3,470.

Total assets and liabilities of disposed subsidiaries (before the disposition) as reported in the accompanying consolidated financial statements, were as follows (by major categories):

	June 30, 2004	September 30, 2004
	ZAO "Uralwestcom"	OOO "Tyumentelecom-Invest"
Property, plant and equipment, net	204,254	45
Other non-current assets	15,212	–
Deferred income tax asset	–	13
Current assets	30,351	16,316
Total assets	**249,817**	**16,374**
Deferred income tax liability	(30,172)	–
Other current liabilities	(70,030)	(10,000)
Total liabilities	**(100,202)**	**(10,000)**
Minority interest	**(73,311)**	–
Total net assets	**76,304**	**6,374**

The accompanying statements of income includes the results of operations of ZAO "Uralwestcom" for the periods ended June 30, 2004 and the results of operations of OOO "Tyumentelecom-Invest" for the period ended September 30, 2004 as follows:

	ZAO "Uralwestcom"	OOO "Tyumentelecom-Invest"
Revenue	57,799	99,275
Operating expenses	(77,414)	(96,227)
Other losses, net of gains	(3,096)	(7,669)
Loss before tax and minority interest	**(22,711)**	**(4,621)**
Income tax expense	1,991	349
Minority interest in the results of discontinued operations	10,153	–

Profit (loss) on sale and other disposal of shares in subsidiaries are presented in Note 28.

(in thousands Rubles)

8. Investments in Associates

Investments in associates at December 31, 2004 and 2003 include:

Associate	Main activity	As of December 31, 2004 Voting shares	As of December 31, 2004 Carrying value	As of December 31, 2003 Voting shares	As of December 31, 2003 Carrying value
OAO "Tatincom-T"	Mobile communication services	**33.43%**	**358,747**	33.43%	326,562
ZAO "Uralskaya telefonnaya companiya"	Communication services	**23%**	**37,159**	23%	42,424
ZAO "Teleross-Ekatirinburg"	Communication services	**50%**	**5,360**	50%	5,742
ZAO "Teleross-Tyumen"	Communication services	**50%**	**6,084**	50%	4,377
Other			**4,627**		4,516
Total			**411,976**		383,621

All the above companies are Russian legal entities registered in accordance with Russian legislation, and have the same financial year as the Company.

In 2003 the Company acquired 33.34% of ordinary voting shares of OAO "Tatinkom-T" for 316,069 and obtained significant influence over it. The excess of the consideration paid over the value of acquired share in net assets of OAO "Tatinkom-T" in the amount of 208,714 has been treated as goodwill and included in the carrying amount of the investment in the balance sheet. Management believes that the goodwill has not impaired since the date of acquisition. The share of the Company in results of operations of OAO "Tatinkom-T" has been recorded since October 1, 2003.

In 2003 the Company sold 27.3% in ZAO "CTU Leader" for 96. The cost of sale at the disposal date comprised 78. ZAO "CTU Leader" provides educational services.

Profit (loss) on sale and other disposal of shares in associates are presented in Note 28.

Movement in investments in associates for the years ended December 31, 2004 and 2003 is presented below:

	2004	2003
Investments in associates at January 1	**383,621**	2,650
Acquisition of associates	–	316,069
Share of income net of income tax and dividends received	**28,432**	37,119
Reclassification of investments	–	37,425
Sale of investments in associates (see Note 28)	**(78)**	–
Impairment of investments recognized during the year	–	(9,642)
Investments in associates at December 31	**411,976**	383,621

9. Investments

As of December 31, 2004 and 2003, the Company's investments comprised the following:

	2004	2003
Long-term investments held-to-maturity	**49,842**	20,978
Long-term investments available-for-sale	**43,587**	41,149
Total long-term investments	**93,428**	62,126
Short-term investments held-to-maturity	**30,827**	43,169
Trading securities	**37,082**	28,205
Total short-term investments	**67,909**	71,374
Total investments	**161,338**	133,500

(in thousands Rubles)

9. Investments (continued)

As of December 31, 2004 long-term investments held to maturity include bank deposits in amount of 19,544 with the maturity over one year.

As of December 31, 2004 short-term financial investments held to maturity include bank deposits with the maturity ranging from three months to one year in the amount of 5,000 (2003 - 15,150).

As of December 31, 2004 and 2003 financial investments available-for-sale comprised the shares owned by the Company in the following entities:

	2004		2003	
Company	**Ownership interest**	**Carrying value**	**Ownership interest**	**Carrying value**
OAO AKB "Svyazbank"	**7.27%**	**11,231**	7.27%	11,231
ZAO "RusleasingSvyaz"	**7.3%**	**2,847**	7.3%	2,847
Other		**29,509**		27,071
Total investments available-for-sale		**43,587**		41,149

In 2004 the Company acquired shares in a number of companies for 2,420. The ownership in the purchased companies does not exceed 5%.

10. Long-Term Accounts Receivable and Other Financial Assets

As of December 31, 2004 and 2003, long-term accounts receivable and other financial assets included:

	2004	2003
Long-term loans given to individuals	**160,180**	70,182
Other long-term loans given to legal entities	**128,832**	106,810
Long-term accounts receivable	**23,373**	6,424
Total	**312,385**	183,416

As of December 31, 2004 long-term loans given mainly consist of loans given by ZAO "AKIB Pochtobank", the subsidiary of the Company, to the third parties. As of December 31, 2004 and 2003 long-term loans given are carried at amortized cost using the effective interest rate of 18%.

11. Long-Term Advances Given

As of December 31, 2004 and 2003 advances to suppliers of equipment comprised the following:

	2004	2003
Advances to capital construction contractors	**378,843**	351,750
Advances to property, plant and equipment suppliers	**252,678**	147,821
Other	**45,220**	46,096
Total	**676,741**	545,667

(in thousands Rubles)

12. Inventories, net

Inventories as of December 31, 2004 and 2003 comprised the following:

	2004	2003
Cable, materials and spare parts for telecommunications equipment	**329,776**	250,866
Construction materials, spare parts and other assemblies	**170,138**	183,905
Finished goods and goods for resale	**117,984**	89,824
Other inventories	**447,548**	370,996
Total	**1,065,446**	895,591

As of December 31, 2004 and 2003 other inventories in the table above mainly consisted of tools, fixtures and fuel.

Inventories in the table above are presented net of obsolescence reserve amounting to 8,298 as of December 31, 2004 (2003 – 11,854)

13. Accounts Receivable, net

Accounts receivable as of December 31, 2004 and 2003 comprised the following:

	2004	2003
Trade receivables – telecommunication services	**2,787,432**	2,232,068
Trade receivables – other	**178,123**	72,530
Provision for impairment of receivables	**(1,184,429)**	(935,026)
Total	**1,781,126**	1,369,572

The Company identified accounts receivable by the following major customer groups:

	2004	2003
Corporate customers	**694,557**	622,662
Residential customers	**1,077,010**	787,973
Governmental customers	**1,015,865**	821,433
Total	**2,787,432**	2,232,068

The Company invoices its governmental and corporate customers on a monthly basis. For residential customers, the Company sends monthly payment requests and substantially relies upon these customers to remit payments based on the received payment requests. All customer payments are based upon tariffs, denominated in rubles, in effect at the time the calls are made. In certain cases the Company managed to collect penalties for payment delays and to enforce reimbursement in arbitration court.

Starting from January 2005, Article 47 of the Federal Law "On Telecommunications" No. 126-FZ dated July 7, 2003 comes into effect. It changes rules on granting privileges to residential customers for services rendered by telecommunication companies. From January 1, 2005 customers with the right on privileges are obliged to pay for telecommunication services in full with the subsequent compensation of their expenses by budget funds of respective levels. However, in 2005 the state budget does not provide for financing of the remaining debt of social security organizations to compensate expenses related to granting privileges to certain category of subscribers in the previous periods.

As of December 31, 2004 debt of social security organizations with regard to compensation of expenses related to granting privileges to certain category of subscribers amounted to 31% of total accounts receivable (2003 - 28%).

In December 2004, based on assessment of probability of judicial recovery of accounts receivable related to social security organizations, the Company accrued provision for impairment of receivables of 837,078 representing 95% of total receivables from social security organizations as of December 31, 2004.

(in thousands Rubles)

13. Accounts Receivable, net (continued)

The following table summarizes the changes in the provision for impairment of trade and other receivables:

	2004	2003
Balance at January 1	**(935,026)**	(353,866)
Provision for the year	**(328,219)**	(605,584)
Trade and other receivables write-off	**78,816**	24,424
Balance at December 31	**(1,184,429)**	(935,026)

14. Other Current Assets

As of December 31, 2004 and 2003 other current assets comprised the following:

	2004	2003
VAT receivable	**1,498,064**	1,328,207
Deferred expenses	**567,332**	457,192
Prepayments and advance payments	**319,513**	267,898
Short-term loans given	**149,600**	106,835
Prepaid income tax	**115,876**	161,183
Settlements with personnel	**55,195**	49,512
Other prepaid taxes	**38,042**	68,786
Provision for other current assets	**(179)**	(131)
Total	**2,743,443**	2,439,482

15. Cash and Cash Equivalents

As of December 31, 2004 and 2003 cash and cash equivalents comprised the following:

	2004	2003
Cash at bank and on hand	**749,282**	647,911
Short-term deposits with original maturities of three months or less	**13,338**	4,334
Other cash equivalents	**27,329**	32,565
Total	**789,949**	684,809

Short-term deposits have the maturity up to 90 days depending on current cash requirements, and generate interest income at average rate of 10.5%. Average duration of funds deposits is 35 days.

As of December 31, 2004, the Company had no restricted cash.

As of December 31, 2004 cash at bank and on hand includes 41,237 (2003 – 35,525) denominated in foreign currencies.

16. Significant Non-Cash Transactions

In 2004 the Company received the following assets in non-cash transactions:

- telecommunication equipment under leasing agreement in the amount of 1,515,411 (2003 – 611,214);
- equipment free of charge in the amount of 5,898 (2003 – 3,027);
- property, plant and equipment under vendor financing contracts in the amount of 1,145,729 (2003 – 904,652);
- Amdocs billing system for 548,210 and paid for by the promissory notes (see Note 6).

Non-cash transactions have been excluded from the consolidated statement of cash flows.

17. Share Capital

The authorised number of ordinary and preference shares are 11,445,155,709 (2003 - 11,445,155,709) and 7,164,058,714 (2003 - 7,164,058,714) respectively.

All authorised shares have been issued and fully paid. All shares have a par value of 0.12 Rubles. 80% of the share capital issued as of December 31, 2004 was attributable to ordinary shares and 20% attributable to preference shares, class A.

Type of share	Number of outstanding shares (thousands)	Par value per one share	Par value	Carrying value
Ordinary	32,298,782	0.12	3,875,854	7,041,081
Preference class A	7,835,941	0.12	940,313	1,708,222

The ordinary shareholders are entitled to one vote per share. Class A preference shares give the holders the right to participate in general shareholders' meetings without voting rights except in instances where decisions are made in relation to re-organisation and liquidation of the Company, and where changes and amendments to the Company's charter which restrict the rights of preference shareholders are proposed. The preference shares have no rights of redemption or conversion but carry non-cumulative dividends per share of 10% of Russian accounting net income for the year.

Annual amount of dividends on preference shares class A may not be less than dividends on ordinary shares. As such, the preference shareholders share in earnings is in line with ordinary shareholders and thus the preference shares are considered participating shares for the purpose of the calculation of earnings per share. If the Company fails to pay dividends, or has no profits in any year, the preferred shareholders have the right to vote in the general shareholders' meeting.

In June 1997 the Company signed a Deposit agreement with The Bank of New York as a Depositary and Owners and Holders of American Depositary Receipts. At the same time, the Securities and Exchange Commission (SEC) registered a Level 1 ADR program for ordinary shares. In August 2002 the Company changed the Depositary by signing new Deposit agreement with JP Morgan Chase Bank as the successor Depositary.

In September 2002, the SEC registered the Level 1 ADR program for preference shares on the basis of a Depositary agreement signed between the Company, JP Morgan Chase Bank as a Depository and Holders of American Depositary Receipts.

Treasury shares represent ordinary shares of the Company held by the Company or by other Company subsidiaries.

In accordance with Russian legislation, dividends may only be declared to the shareholders of the Company from net income as shown in the Company's Russian statutory unconsolidated financial statements. The Company had approximately 2,120,397 and 1,840,429 of net income in 2004 and 2003, respectively.

The Company's shareholding structure as of December 31, 2004 (in thousands of shares) was as follows:

	Ordinary shares		Preference shares		Total
		%		%	
OAO "Svyazinvest"	16,608,946,183	51%	–	–	16,608,946,183
Other legal entities	12,283,055,175	38%	5,859,344,190	75%	18,142,399,365
Individuals	3,406,780,662	11%	1,976,597,096	25%	5,383,377,758
Total	**32,298,782,020**	**100%**	**7,835,941,286**	**100%**	**40,134,723,306**

18. Minority Interest

Movement of minority interest for the years ended December 31, 2004 and 2003 is as follows:

	2004	2003
Minority interest as of January 1	**(179,455)**	(182,174)
Acquisition of minority interest (see Note 7)	**92,869**	–
Minority interest in net income (loss) of subsidiaries	**8,272**	614
Minority interest in subsidiaries disposed (see Note 7)	**73,311**	–
Dividends paid to minority shareholders of subsidiaries	**1,875**	2,105
Minority interest as of December 31	**(3,128)**	(179,455)

(in thousands Rubles)

19. Borrowings

As of December 31, 2004 and 2003 borrowings comprised the following:

	Weighted average interest rate	2004	2003
Short-term borrowings			
Bank loans:			
Bank loans (Rubles)	13%	**(1,546,687)**	(1,836,249)
Bank loans (US Dollars)	8%	**(3,623)**	(103,297)
Bank loans (Euro)	10%	**(1,763)**	(52,807)
Total bank loans		**(1,552,073)**	(1,992,353)
Vendor financing:			
Vendor financing (Rubles)	19.8%	**(931,673)**	(625,887)
Vendor financing (US Dollars)	9.7%	**(468,687)**	(2,641)
Vendor financing (Euro)	6.3%	**(99,652)**	(69,303)
Total vendor financing		**(1,500,012)**	(697,831)
Promissory notes:			
Promissory notes (Rubles)	11%	**–**	(17,552)
Promissory notes (US Dollars)	6%	**(431,258)**	–
Total promissory notes		**(431,258)**	(17,552)
Total short-term borrowings		**(3,483,343)**	(2,707,736)

	Weighted average interest rate	2004	2003
Long-term borrowings			
Bank loans:			
Bank loans (Rubles)	13%	**(5,432,200)**	(3,144,772)
Bank loans (US Dollars)	7.65%	**(116,583)**	(191,856)
Bank loans (Euro)	6.5%	**(222,422)**	(580,165)
Total bank loans		**(5,771,205)**	(3,916,793)
Bonds (Rubles)	14 %	**(7,314,752)**	(4,268,123)
Vendor financing:			
Vendor financing (Rubles)	19%	**–**	(1,300)
Vendor financing (US Dollars)	8.2%	**(213,876)**	(498,536)
Vendor financing (Euro)	7%	**(204,829)**	(164,817)
Total vendor financing		**(418,705)**	(664,653)
Promissory notes			
Promissory notes (Rubles)	10.9%	**(705,678)**	(183,067)
Promissory notes (US Dollars)	6%	**(212,320)**	–
Total promissory notes		**(917,998)**	(183,067)
Other borrowings (Rubles)		**(7,800)**	(2,000)
Less: Current portion of long-term borrowings		**2,865,840**	1,256,519
Total long-term borrowings		**(11,564,620)**	(7,778,116)

As of December 31, 2004 short-term borrowings include interest payable in the amount of 447,183 (2003 – 263,374).

As of December 31, 2004 bank loans are guaranteed by collateral of property, plant and equipment amounted 8,283,325 (2003 – 6,798,641).

(in thousands Rubles)

19. Borrowings (continued)

As of December 31, 2004, long-term borrowings had the following maturity schedule:

Maturity date	Bank loans	Bonds	Vendor financing	Promissory notes	Other	Total
2005	(1,255,905)	(1,274,894)	(309,695)	(25,346)	–	**(2,865,840)**
2006	(2,936,405)	(3,006,767)	(82,637)	(871,557)	(7,800)	**(6,905,166)**
2007	(318,744)	(3,000,783)	(26,373)	(21,095)	–	**(3,366,995)**
2008	(137,000)	–	–	–	–	**(137,000)**
2009	(1,123,150)	(5,641)	–	–	–	**(1,128,791)**
After 2009	–	(26,667)	–	–	–	**(26,667)**
Total	**(5,771,205)**	**(7,314,752)**	**(418,705)**	**(917,998)**	**(7,800)**	**(14,430,460)**

The carrying amounts of the Company's borrowings are denominated in the following currencies:

	2004	2003
Russian Rubles	**(15,938,831)**	(10,078,917)
US dollars	**(1,535,770)**	(796,363)
Euro	**(439,202)**	(867,092)
Total	**(17,913,803)**	(11,742,372)

The Company has not entered into any hedging arrangements in respect of its foreign currency obligations or interest rate exposures.

Short-Term Loans

Bank loans

Most of short-term borrowings denominated in Rubles represent bank loans received to finance working capital. The major part of loans is collateralized with telecommunications equipment.

The most significant short-term bank loans are received from Alfa-bank and Promishlenno-Stroitelniy bank.

Long-Term Borrowings

Bank loans

The most significant among the long-term bank loans presented in the table are received from Sberbank, Gazprombank, Commerzbank (Eurasia) and Vnesheconombank.

The loans from Sberbank and Gazprombank are collateralized by equipment. The loans from Commerzbank (Eurasia) and Vnesheconombank are not collateralized. However, under the 450,000 loan agreement with Commerzbank (Eurasia), the Company has certain covenants. The bank can request an early redemption of loan's principal amount and interest in case the Company doesn't match the following financial ratios calculated based on IFRS financial statements: liability to equity ratio should be not less than 1:2; EBITDA to interest payments – not less than 5:1; current liquidity ratio – not less than 1.1:1.

As of December 31, 2004, the two latter ratios don't satisfy the requirements described in the loan agreement. At the same time, these ratios were below the requirements initially and substantially remained constant since the date of loan issuance. Management does not aware of them to be deteriorated in the nearest future and thus believes that Commerzbank (Eurasia) will demand the loan redemption in accordance with preliminary defined maturity dates without claims for early redemption.

(in thousands Rubles)

19. Borrowings (continued)

Long-Term Borrowings (continued)

Bonds

On August 2002, the Company registered the issue of 1,000,000 interest-bearing bearer's bonds, par value of 1,000 Rubles each. Interest is payable once in a half of a year. Coupon interest rate is determined at 17.5 % per annum. The bonds mature in 1,080 days from the date of issue, in August 2005. Accordingly, these bonds have been included in current liabilities.

On June 2003, the Company registered the issue of 3,000,000 interest-bearing bearer's bonds with par value of 1,000 Rubles each. Interest is payable once in a half of a year. Coupon interest rate is determined at 14.5% per annum. The bonds mature in 1,092 days from the date of issue, in July 2006.

On September 2004, the Company registered the issue of 3,000,000 interest-bearing bearer's bonds with par value of 1,000 Rubles each. Floating of bonds was done in November 2004. Interest is payable once in a half of a year. Coupon interest rate is determined at 9.99% per annum. The bonds mature in 1,092 days from the date of issue, on November 1, 2007.

Funds received from bonds issuance are used for current and investment Company's activities and for short-term liabilities substitution.

Vendor Financing

The increase of total amount of vendor financing in 2004 is primarily due to additional long-term supplier's credits received from Alcatel and Siemens AG.

20. Finance Lease Obligations

The Company has finance lease contracts for telecommunication equipment. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments as of December 31, 2004 and 2003 are as follows:

	2004		**2003**	
	Minimum lease payments	**Present value of payments**	**Minimum lease payments**	**Present value of payments**
Current portion	**(859,098)**	**(515,645)**	(573,763)	(357,801)
Long-term portion (from 1 to 5 years)	**(1,892,854)**	**(1,410,512)**	(1,113,746)	(753,863)
Total minimum lease payments	**(2,751,952)**	**(1,926,157)**	(1,687,509)	(1,111,664)
Less amounts representing finance charges	**825,795**	–	575,845	–
Present value of minimum lease payments	**(1,926,157)**	**(1,926,157)**	(1,111,664)	(1,111,664)

In 2004 and 2003, the Company's primary lessor was OAO "RTK-Leasing", an entity which ceased to be related party of the Company in the beginning of 2003. In 2004, effective interest rate on leasing liabilities ranged from 16% to 20% per annum (2003 - from 20% to 25%).

OAO "RTK-Leasing" purchases telecommunication equipment from domestic and foreign suppliers and leases that equipment. The Company's obligations under capital leases to OAO "RTK-Leasing" as of December 31, 2004 comprised 1,892,280 (2003 – 1,298,117) including 1,358,656 principal amount (2003 – 865,389) and 533,624 interest payable (2003 – 432,728).

Pursuant to agreements concluded with OAO "RTK-Leasing", the lessor is entitled to adjust the lease payment schedule in the event of change in certain changes in economic environment, in particular, change in the refinancing rate of the Central Bank of the Russian Federation.
As of December 31, 2004 finance lease obligations denominated in foreign currency, mainly USD, amounted 25,668 (2003 – 83,231).

(in thousands Rubles)

21. Accounts Payable and Accrued Expenses

As of December 31, 2004 and 2003, the Company's accounts payable and other current liabilities comprised the following:

	2004	2003
Trade accounts payable	**(974,108)**	(657,837)
Advances received from subscribers	**(671,398)**	(643,716)
Accounts payable to equipment suppliers and constructors	**(741,296)**	(893,683)
Salaries and wages	**(775,972)**	(551,587)
Other accounts payable	**(287,021)**	(448,877)
Total	**(3,449,796)**	(3,195,700)

266,278 and 189,745 of trade payables are denominated in foreign currencies, mainly USD and Euro, as of December 31, 2004 and 2003, respectively.

Other accounts payable include outstanding settlements with suppliers and contractors in relation to services for operational activities, to agents and other.

22. Taxes Payable

Current Taxes Payable

As of December 31, 2004 and 2003, the Company had the following current taxes payable:

	2004	2003
Value added tax	**(592,723)**	(441,832)
Income tax	**(123,868)**	(152,737)
Property tax	**(131,066)**	(69,014)
Uniform Social tax	**(72,855)**	(45,291)
Sales tax	–	(18,606)
Other taxes	**(69,173)**	(65,419)
Total	**(989,685)**	(792,899)

Included within value added tax payable is 388,524 (2003 – 323,160) of value added tax that is only payable to the tax authorities when the underlying receivable is recovered or written off.

23. Pension Obligations

In addition to statutory pension benefits, the Company also contributes to post-employment benefit plans, which covers most of its employees. The Company participates in both types of post-employment benefit plans referred to in IFRS – defined contribution and defined benefit plans. In respect of the later, the Company has applied the exemption permitted by IFRS 1 which allows an entity to recognize all cumulative actuarial gains and losses at the date of transition, even if the corridor approach is used for later actuarial gains and losses.

Defined Contribution Pension Plans

For employees of Chelyabinsk branch, the Company provides post-employment benefits, which are classified as defined contribution pension plan. Non-government pension fund Svyazist maintains the plan.

During 2004 the company made 11,038 of contributions to such pension plans (2003 – 22,661).

Defined Benefit Pension Plans

A significant number of the Company's employees are covered by defined benefit pension plans. The defined benefit pension plans provides old age retirement pension and disability pension. The plans provide for payment of retirement benefits starting from statutory retirement age, which are currently 55 for women and 60 for men. The benefits are based on a formula specific to each branch of the Company. According to the formula the benefits depend on the number of parameters, including the relative pay of participants and their past service in the Company at retirement. The benefits are not vesting and are subject to the employee retiring from the Company on or after the above-mentioned ages.

(in thousands Rubles)

23. Pension Obligations (continued)

Defined Benefit Pension Plans (continued)

Non-government pension funds "Telecom-Soyuz" and "Parma", which are related to the Company, maintain the defined benefit pension plans. The Company makes contributions to pension funds in the amount set forth in the agreements with the pension funds.

The Company also provides several long-term employee benefits such as a death-in-service benefit and lump-sum payments upon retirement of a defined benefit nature.

Additionally, the company provides financial support, of a defined benefit nature, to its old age and disabled pensioners.

The latest independent actuarial valuation of the Company's pension and other post-employment and post-retirement benefits was performed in May 2005.

As of December 31, 2004 there were approximately 34,300 employees eligible to some part of the post-employment and post-retirement program of the Company, of which 15,800 active participants to the defined benefit pension plan (2003 - 35,500 employees of which 16,800 active participants).

As of December 31, 2004 and 2003 Company's net liabilities on defined benefit pension plans comprised the following:

	2004	2003
Present value of defined benefit obligation	**(1,094,121)**	(987,787)
Fair value of plan assets	**115,823**	112,000
Present value of unfunded obligations	**(978,298)**	(875,787)
Unrecognised past service cost	**380,423**	375,750
Net pension liability in the balance sheet	**(597,874)**	(500,037)

As of December 31, 2004 management estimated employees' average remaining working life at 12 years (2003 – same).

The amount of net expense for defined benefit pension plans recognized in 2004 and 2003 is as follows:

	2004	2003
Service cost	**(65,000)**	(58,000)
Interest cost	**(94,034)**	(79,631)
Expected return on plan assets	**10,034**	8,056
Actuarial gains	**41,745**	26,229
Amortisation of past service cost – non-guaranteed potion	**(38,583)**	(31,333)
Net expense for the defined benefit pension plan	**(145,838)**	(134,679)

The amount of net expense for defined benefit pension plans is included in the consolidated statement of operations line "Wages, salaries, other benefits and payroll taxes".

(in thousands Rubles)

23. Pension Obligations (continued)

Defined Benefit Pension Plans (continued)

Movements in the net liability for defined benefit pension plans in 2004 and 2003 are as follows:

	2004	2003
Net pension liability at January 1	**(500,037)**	(439,358)
Net expense for defined benefit pension plans	**(145,838)**	(134,679)
Contributions	**48,000**	74,000
Net pension liability at December 31	**(597,874)**	(500,037)

As of December 31, 2004 and 2003 actuarial assumptions of defined benefit pension plans were as follows:

	2004	2003
Discount rate	**9.18%**	9.18%
Expected return on plan assets	**9.33%**	9.26%
Future salary increases	**9.18%**	9.18%
Relative pay increase (career progression)	**1%**	1%
Rate used for calculation of annuity value	**6%**	6%
Staff turnover	**5%**	5%
Mortality tables (source of information)	**Russia 1998**	Russia 1998

Movements in the net assets of defined benefit pension plans during 2004 and 2003 were as follows:

	2004	2003
Fair value of plan assets at January 1	**112,000**	75,000
Expected income on plan assets	**10,034**	8,056
Employer contributions	**48,000**	74,000
Benefits paid	**(56,903)**	(50,000)
Actuarial losses/gains	**2,692**	4,797
Fair value of plan assets at December 31	**115,823**	111,853

Actual return on plan assets for 2004 was 12%.

As of December 31, 2004 and 2003 share of financial instruments issued by the Company in the fair value of the plan assets of defined benefit pension plans was as follows:

	2004	2003
Company's shares	**0.3%**	0.0%
Company's bonds	**0.0%**	3.0%

(in thousands Rubles)

24. Revenues

The Company identifies the following major types of revenue:

By revenue types	2004	2003
Long distance telephone services - national	**6,644,039**	5,972,035
Long distance telephone services - international	**1,336,328**	1,300,347
Local telephone services	**5,898,529**	4,218,233
Installation and connection fees	**1,255,547**	1,159,634
Documentary services	**80,706**	56,006
Mobile telecommunications services	**6,927,620**	5,860,673
Radio and TV broadcasting	**398,581**	352,214
Data transfer and telematic services	**366,663**	437,979
New services	**816,366**	480,538
Rent of telephone channels	**246,636**	79,928
Revenues from national telephone operators	**1,614,895**	859,516
Other telecommunications services	**527,696**	415,760
Other revenue	**788,410**	813,414
Total	**26,902,016**	22,006,277

The Company identifies revenue by the following major customer groups:

Customer groups	2004	2003
Residential customers	**13,109,356**	11,961,115
Corporate customers	**9,007,650**	6,693,062
Telephone operators	**2,495,050**	1,412,803
Government customers	**1,461,882**	1,269,996
Tariff compensation from the state budget	**828,078**	669,300
Total	**26,902,016**	22,006,277

25. General and Administrative Expenses

	2004	2003
Rent of premises	**(428,339)**	(247,141)
Insurance	**(329,891)**	(228,533)
Security and other protection services	**(308,291)**	(250,585)
Advertising expenses	**(305,177)**	(171,946)
Telecommunication regulatory fees	**(141,263)**	(74,516)
Business travel expenses	**(122,277)**	(140,841)
Contributions to labour union	**(76,260)**	(70,358)
Training expenses	**(70,664)**	(52,699)
Transportation cost	**(44,946)**	(44,562)
Professional service fees	**(21,585)**	(20,938)
Post services	**(13,317)**	(22,432)
Total	**(1,862,010)**	(1,324,551)

(in thousands Rubles)

26. Other Operating Expenses

	2004	2003
Dealers fees for new subscribers activation	**(731,662)**	(513,246)
Payments to Non-Commercial Partnership (Note 34)	**(214,856)**	(188,992)
Cost of goods sold	**(216,413)**	(387,921)
Consulting and information services	**(118,016)**	(78,370)
Charitable contributions	**(53.875)**	(50,031)
Civil defense	**(52,774)**	(19,943)
Late payment charges	**(20,684)**	(20,645)
Other expenses	**(837,430)**	(537,196)
Total	**(2,191,889)**	(1,796,344)

Other expenses mainly include utility expenditures and cleaning services.

27. Interest Expense, net

	2004	2003
Interest income	**63,274**	133,439
Interest expense	**(1,698,245)**	(1,695,713)
Interest expense accrued on finance lease liabilities	**(305,465)**	(222,247)
Less interest capitalized	**525,480**	468,161
Total	**(1,414,956)**	1,316,360

28. Gain (Loss) From Other Investments, net

	2004	2003
Profit on sale of share in ZAO "Uralwestcom"	**25,039**	–
Loss on sale of share in OOO "Tyumentelecom-Invest"	**(2,874)**	–
Profit on sale of other investments	**(18)**	–
Gain/(loss) from changes in fair value of trading financial instruments	**12,806**	(8,225)
Dividend income	**715**	2,130
Total	**35,668**	(6,096)

29. Income Tax

The income tax charge for the years ended December 31, 2004 and 2003 comprised the following:

	2004	2003
Current income tax expense	**(959,890)**	(845,299)
Deferred income tax expense	**(196,361)**	(32,688)
Total income tax expense	**(1,156,251)**	(877,987)

A reconciliation of the theoretical tax charge to the actual income tax charge is as follows:

	2004	2003
Profit before income tax and minority interest	**3,401,419**	2,258,150
Statutory income tax rate	**24%**	24%
Theoretical tax charge at statutory income tax rate	**(816,341)**	(541,956)
Increase (decrease) resulting from the effect of:		
Non-taxable income	**766**	–
Expenses not deductible for tax purposes	**(274,499)**	(286,290)
Other	**(66,177)**	(49,741)
Total income tax charge for the year at the effective rate of 34% (2003 - 39%)	**(1,156,251)**	(877,987)

(in thousands Rubles)

29. Income Tax (continued)

The composition of deferred income tax assets and liabilities as of December 31, 2004 and 2003 was as follows:

	December 31, 2004	December 31, 2003
Deferred tax assets:		
Accounts payable and accrued expenses	**22,116**	60,812
Accounts receivable	**224,491**	126,561
Finance lease obligation	**184,665**	60,719
Deferred tax asset, total	**431,272**	248,092
Deferred tax liabilities:		
Property, plant and equipment	**(2,876,399)**	(2,498,925)
Intangible assets	**(38,518)**	(40,248)
Investments in associates and other financial investments	**(20,666)**	(13,607)
Other	**(5,486)**	(8,745)
Deferred income tax liability, total	**(2,941,069)**	(2,561,527)
Total net deferred income tax liability	**(2,509,797)**	(2,313,435)

The movement in net deferred tax asset (liability) for the years ended December 31, 2004 and 2003 is presented below:

	2004	2003
Net deferred tax liability at January 1	**(2,313,435)**	(2,280,747)
Deferred tax expense	**(198,008)**	(32,688)
Deferred tax related to subsidiary disposal	**1,646**	–
Net deferred tax liability at December 31	**(2,509,797)**	(2,313,435)

30. Earnings per Share

Earnings per share is calculated by dividing the net income attributable to participating shareholders by the weighted average number of ordinary and preference shares in issue during the period, excluding the average number of ordinary shares purchased by the Company and held as treasury shares.

	2004	2003
Weighted average number of preference shares outstanding (thousands)	**7,830,988**	7,835,941
Weighted average number of ordinary shares outstanding (thousands)	**32,294,951**	32,159,959
Adjusted for weighted average number of treasury shares (thousands)	**(6,309)**	(119,772)
Weighted average number of ordinary and preference shares outstanding	**40,119,630**	39,876,128
Net income	**2,253,440**	1,380,777
Earning per share, (basic/diluted)	**0.056**	0.035

There are no dilution factors, therefore basic earnings per share equal to diluted earnings per share.

31. Dividends Declared and Proposed for Distribution

Dividends paid to shareholders are determined by the Board of Directors and declared and officially approved at the annual shareholders' meeting. Earnings available for dividends are limited to profits determined in accordance with Russian statutory accounting regulations. Dividends are accrued in the year they are declared and approved.

(in thousands Rubles)

31. Dividends Declared and Proposed for Distribution (continued)

Dividends declared and approved during the year:

	2004		2003	
	Number of shares, ths.	**Dividends amount**	**Number of shares, ths.**	**Dividends amount**
Dividends on ordinary shares - 0.01 Rubles per share (2003 – 0.0039 Rubles per share)	**32,298,782**	**322,988**	32,298,782	125,965
Dividends on preference shares - 0.01848 Rubles per share (2003 – 0.00926 Rubles per share)	**7,835,941**	**144,808**	7,835,941	72,598
Total		**467,796**		198,563

Dividends declared but not approved by annual shareholders' meeting (see Note 36)

	Number of shares, ths.	**Dividends amount**
Dividends on ordinary shares for 2004 - 0.015 Rubles per share	32,298,782	484,482
Dividends on preference shares for 2004 - 0.0271 Rubles per share	7,835,941	212,354
Total		**696,836**

32. Contingencies and Operating Risks

Operating Environment of the Company

The Russian economy while deemed to be of market status continues to display certain characteristics consistent with that of a market in transition. These characteristics include, but are not limited to, relatively high inflation and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The stability of the Russian economy will be significantly impacted by the government's policies and actions with regards to supervisory, legal, and economic reforms.

Management cannot predict what effect changes in fiscal, political or tariff policies may have on the Company's current financial position or its ability to make future investments in property, plant and equipment. The consolidated financial statements do not include any adjustments that might result from these uncertainties. Related effects will be reported in the financial statements as they become known and estimable.

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations and changes, which can occur frequently. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

In February 2005 tax authorities raised significant claim against OAO "Dalsvyaz", a company of OAO "Svyazinvest" Group, as a result of tax examination of the company's operations for the years 2001-2002.

The Company does not expect similar claims since OAO "Dalsvyaz" disagreed with the claim raised by tax authorities, brought the case before the court to contest tax authorities' claim, and estimated the probability of settle of the claim as high. Additionally, tax authorities carried out examination in other companies of the OAO "Svyazinvest" Group for the same periods, and claims raised against them were insignificant.

32. Contingencies and Operating Risks (continued)

Taxation (continued)

As at December 31, 2004, management believes that its interpretation of the relevant legislation is appropriate and that it is most likely that the Company's tax, currency and customs positions will be sustained. However, it is possible that in certain instances of interpreting the legislation requirements and assessing the relevant tax liabilities management of the Company may have assumed the position, which could subsequently be challenged by the government fiscal authorities as one lacking sustainable basis. The Company intends to defend its position on those issues. As at December 31, 2004, the financial statements do not contain adjustments which may become necessary due to these uncertainties and positions assumed by the Company.

Insurance Coverage

During 2004, the Company did not maintain insurance coverage on a significant part of its property, plant and equipment, business interruption losses, or third party liability in respect of property or environmental damage arising from accidents relating to the Company's property or the Company's operations. Until the Company obtains adequate insurance coverage, there is a risk that losses resulting from destruction of certain assets could have a material adverse effect on the Company's operations and financial position.

Legal Proceeding

The Russian legal system is characterized by (1) inconsistencies between and among laws, Presidential decrees, and Russian governmental, ministerial and local orders, decisions, and resolutions and other acts; (2) conflicting local, regional and federal rules and regulations; (3) the lack of judicial and administrative guidance on interpreting legislation; (4) the relative inexperience in legislation interpretation; and (5) a high degree of discretion on the part of governmental authorities.

Management is unable to estimate what developments may occur in respect of the Russian legal system or the resulting effect of any such developments on the Company's financial condition or future results of operations. In the foreseeable future economic instability in the country may affect the Company's operations. The financial statements do not include any adjustment that may result from these uncertainties.

During the year, the Company was involved in a number of court proceedings (both as a plaintiff and a defendant) arising in the ordinary course of business. In the opinion of management, there are no current legal proceedings or other claims outstanding, which could have a material effect on the result of operations or financial position of the Company and which have not been accrued or disclosed in these consolidated financial statements.

Licenses

The Company's major revenues are derived from financial and economic activity carried out in accordance with licenses issued by the Ministry of the Russian Federation on telecommunication and informatization. Main operational licenses and supplementary licenses expire during the period from 2005 to 2012. Management believes that there are no grounds for non-prolongation of existing licenses, suspension or extinguishment of any of the licenses.

It is also known that the government of the Russian Federation plans to strengthen competition in telecommunication, for the reason of which it may issue additional licenses for local and international services to other operators. At the present time it is impossible to predict consequences, if any, of such changes on the Company's financial and economic activity.

Obsolescence of assets

OAO "Uralsvyazinform" and its subsidiary and associated companies may incur expenses related to obsolescence of telecommunication lines and other assets, as well as environmental reclamation. These expenses are bound, first of all, by registration of the right of land owner in accordance with Land Code of the Russian Federation, effective from 2001. Management is confident in low probability of occurrence of such events. Additionally, it is impossible to estimate to the best degree of accuracy period and amount of these expenses. In this case corresponding expenses will be recognized in the period of occurrence.

(in thousands Rubles)

33. Commitments

Finance Leasing

The Company entered into several finance leases with OAO "RTC-Leasing". The equipment under these leases will be delivered in 2005. Cost of equipment acquired through these leases, inclusive of installation and other capitalized services approximated 153,943.

Capital Investments

As of December 31, 2004 the Company has commitments of 2,229,049 for capital investments into modernization and expansion of its network.

As of December 31, 2004 the Company has commitments of 445,254 for the purchase of intangible assets.

Guarantees Issued

As of December 31, 2004 Company became surety for the third parties in total amount of 2,792,913 (2003 - 2,083,213). Company's management doesn't expect appearance of any significant liabilities tied with mentioned guarantees.

34. Balances and Transactions with Related Parties

For the purposes of these financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely the legal form.

Related parties may enter into transactions which unrelated parties might not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

The nature of the related party relationships for those related parties with whom the Company entered into significant transactions or had significant balances outstanding at December 31, 2004 are detailed below.

Sale of Goods and Services

During the reporting period the Company rendered services and sold its goods to the following related parties:

Related party	Relationship	Type of sales	Price determination method	2004	2003
ZAO "Telephone Company Ural"	Significant influence	Telecommunication services	Arm's length terms	**11,886**	6,756
ZAO "Uralskaya Telephonnaya Companiya"	Significant influence	Telecommunication services	Arm's length terms	**25,915**	52,597
OAO "Rostelecom"	Controlled by OAO "Svyazinvest"	Telecommunication services	Regulated tariff	**2,114,967**	1,670,424
ZAO "Rostelegraph"	Controlled by OAO "Svyazinvest"	Telecommunication services	Regulated tariff	**21,767**	48
Total				**2,174,535**	1,729,825

(in thousands Rubles)

34. Balances and Transactions with Related Parties (continued)

Purchases

During the reporting period the following related parties rendered services to the Company:

Related party	Relationship	Type of purchases	Price determination method	2004	2003
ZAO "Telephone Company Ural"	Significant influence	Telecommunication services	Arm's length terms	**(9,676)**	(5,773)
ZAO "Uralskaya Telephonnaya Companiya"	Significant influence	Agency fees	Arm's length terms	**(30,086)**	(21,784)
OAO "Rostelecom"	Controlled by OAO "Svyazinvest"	Telecommunication services	Regulated tariff	**(2,877,484)**	(2,001,136)
OOO "Uralinform-TV"	Controlled by the Company	Advertising services	Arm's length terms	**(25,933)**	(4,313)
Total				**(2,943,179)**	**(2,033,006)**

Balances with Related Parties

As of December 31, 2004 balances with related parties comprise the following:

Accounts receivable:

Related party	Relationship	Type of receivable	2004	2003
ZAO "Uralskaya Telephonnaya Companiya"	Significant influence	Agency fees	**7,874**	7,485
Total			**7,874**	7,485

Accounts payable:

Related party	Relationship	Type of payable	2004	2003
OAO "Rostelecom"	Controlled by OAO "Svyazinvest"	Telecommunication services	**(387,014)**	(344,169)
Total			**(387,014)**	(344,169)

Loans issued by the Company:

	2004	2003
Outstanding at January 1	**574**	1,350
Loans issued	**34**	–
Loans repaid in the reporting period	**–**	(776)
Outstanding at December 31	**608**	574

Loans provided free of interest and free of any collateral.

(in thousands Rubles)

34. Balances and Transactions with Related Parties (continued)

OAO "Svyazinvest"

The Company's parent entity OAO "Svyazinvest" was wholly owned by the Russian Government until July 1997 when the Government sold 25% plus one share of the Charter Capital of OAO "Svyazinvest" to the private sector.

An effectively operating telecommunications and data transmission facility is of great importance to Russia for various reasons including economic, strategic and national security considerations. Consequently, the Government has and may be expected to continue to exercise significant influence over the operations of OAO "Svyazinvest" and its subsidiary companies.

The Government's influence is not confined to its share holdings in OAO "Svyazinvest". It has general authority to regulate tariffs, including domestic long distance tariffs. In addition, the Ministry of Information Technologies and Communications of the Russian Federation has control over the licensing of providers of telecommunications services.

OAO "Rostelecom"

OAO "Rostelecom", a majority owned subsidiary of OAO "Svyazinvest", is the primary provider of domestic long distance and international telecommunications services in the Russian Federation. The annual expense associated with traffic carried by OAO "Rostelecom" and terminated outside of the Company's network is stated as interconnection charges. Further, OAO "Rostelecom" uses the Company's network to provide incoming long-distance and international traffic to its subscribers and partner operators.

Transactions with Government Organizations

Government organizations are a significant element in the Company's customer base, purchasing services both directly through numerous authorities and indirectly through their affiliates. Certain entities financed by the Government budget are users of the Company's network. These entities are generally charged lower tariffs as approved by the Ministry of Antimonopoly Policies and Entrepreneurship Support than those charged to other customers. In addition, the Government may by law require the Company to provide certain services to the Government in connection with national security and the detection of crime.

Government subscribers accounted for approximately 55% of trade accounts receivable as of December 31, 2004 (2003 - 60%). Amounts outstanding from government subscribers as of December 31, 2004, amounted to 1,015,865 (2003 - 821,433).

Associates

The Company provided services to other associates not disclosed above as the amounts are not significant, including connection to public network, and rent of space for equipment and offices. The total effect of these transactions on the Company's financial position is insignificant.

Non-Commercial Partnership Center for Research of Problems in Development of Telecommunications

Non-commercial partnership Center for Research of the Problems in Development of Telecommunications (hereinafter "the Partnership") is an entity that OAO "Svyazinvest" controls through its subsidiaries. The Company has an agreement with the Partnership, under which it provides financing industry research and common administrative activities on behalf of the Company and other subsidiaries and associates of OAO "Svyazinvest". Payments to the Partnership included in other operating expenses in the accompanying consolidated statement of operations for the year ended December 31, 2004 amounted to 214,661 (2003 - 188,992).

NPF "Telecom-Soyuz"

The Company has a number of pension agreements with NPF "Telecom-Soyuz" which is a party related to OAO "Svyazinvest" (see Note 23 "Pension Plans and Employee Benefits"). Payments to this pension fund in 2004 amounted to 15,088 (2003 - 36,540).

(in thousands Rubles)

34. Balances and Transactions with Related Parties (continued)

Compensation to Key Management Personnel

Key management personnel comprise members of Management Board and Board of Directors of the Company, totaling 22 persons both as at December 31, 2004 and 2003, respectively. Total compensation to key management personnel included in the statement of operations line "Wages, salaries, other benefits and payroll taxes" amounted to 115,751 and 45,454 for the years ended December 31, 2004 and 2003, respectively. The amount in 2004 includes accrual for discretionary lump sum payment to a Management board member in amount 91,000 effected in cash in March 2005.

Compensation to key management personnel consists of contractual salary, performance bonus depending on operating results and payments for non-government pension benefits.

35. Financial Instruments

Fair Value

Fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction (except for forced sale or liquidation). Market prices are considered to be the best evidence of faire value.

Carrying value of monetary assets and liabilities approximate their faire value. Balance sheet items denominated in foreign currency have been translated into Rubles using the corresponding exchange rate prevailing at the reporting date.

Carrying value of cash and cash equivalents approximate their faire value due to their short-term character and minimal credit risks.

Credit Risk

Credit risk is the risk that counter-party will fail to discharge an obligation and cause the Company to incur a financial loss.

Financial assets, which potentially subject Company entities to credit risk, consist principally of trade receivables. The carrying amount of accounts receivable, net of provision for impairment of receivables, represents the maximum amount exposed to credit risk.

The Company has no significant concentrations of credit risk due to significance of the client base and regular monitoring procedures over customers' and other debtors' ability to pay debts. Part of accounts receivable is represented by state and other non-commercial organizations. Recovery of this debt is influenced by political and economic factors, however, management believes that as of December 31, 2004 there is no significant risk of loss to the Company beyond the provision already recorded.

The Company places spare cash on deposits in the number of Russian commercial financial institutions. Insurance of bank deposits is not provided to financial institutions operating in Russia. To manage credit risk the Company places spare cash in different financial institutions, and the Company's management analyzes risk of default of these financial institutions on a regular basis.

Foreign Exchange Risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in the Company's statement of operations, balance sheet and/or cash flows. Foreign currency denominated liabilities (see Notes 19, 20 and 21) give rise to foreign exchange exposure.

The Company does not have arrangements to mitigate foreign exchange risks of the Company's operations.

For the period from January 1, 2003 to December 31, 2004 exchange rate of the Russian Ruble to US Dollar increased by approximately 13% and exchange rate of the Russian Ruble to Euro decreased by approximately 14%. Taking into account instability of economic situation in Russia, there is a probability of significant fall in exchange rate of the Russian Ruble in the future. Possible fall in the exchange rate of the Russian Ruble will lead to increase in the amount of the Company's borrowings, as well as will cause difficulties in attraction of funds including for refinancing of existing debt.

(in thousands Rubles)

35. Financial Instruments (continued)

Interest Rate Risk

Interest rate risk is the risk that changes in market interest rates may negatively impact the Company's financial results.

The following table presents as of December 31, 2004 and 2003 the carrying amount by maturity of the Company's financial instruments that are exposed to interest rate risk:

As of December 31, 2003:	< 1 year	1-5 years	> 5 years	Total
Fixed rate				
Short-term obligations	(2,707,736)	–	–	(2,707,736)
Long-term obligations	(1,256,519)	(7,710,302)	–	(8,966,821)
Finance lease obligations	(357,801)	(753,863)	–	(1,111,664)
Floating rate				
Short-term obligations	(33,734)	–	–	(33,734)
Long-term obligations	–	(35,721)	(32,093)	(67,814)

As of December 31, 2004:	< 1 year	1-5 years	> 5 years	Total
Fixed rate				
Short-term obligations	**(3,483,343)**	–	–	**(3,483,343)**
Long-term obligations	**(2,832,558)**	**(11,534,557)**	**(26,667)**	**(14,393,782)**
Finance lease obligations	**(515,645)**	**(1,410,512)**	–	**(1,926,157)**
Floating rate				
Long-term obligations	**(33,282)**	**(3,396)**	–	**(36,678)**

Interest on financial instruments classified as floating rate is revised at intervals less than one year.

Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument. The other financial instruments of the Company that are not included into the above tables are non-interest bearing and are therefore not subject to interest rate risk.

The Company has no significant interest-bearing assets.

36. Subsequent Events

Bonds

On April 14, 2005, the Board of Directors approved the issue of 2,000,000 3rd series bearer bonds, each with face value of 1,000 Rubles. The bonds have 6 coupons. Interest payments per each coupon are scheduled for every 182-th day from the first day of the placement. The interest rate was set on tender held on the date of issue and amounted to 9.19%. The bonds mature in 1,092 days after the placement. All bonds have been placed as of April 21, 2005.

Purchase of Ordinary Shares of ZAO "Telephone Company "Ural"

In accordance with the resolution of the meeting of OAO "Uralsvyazinform" Board of Directors held on November 16, 2004, the Company acquired 75.2% of shares in ZAO "Telephone Company "Ural" for 2,500 thousands USD in February, 2005. After the transaction the Company gained 100% control over ZAO "Telephone Company "Ural".

Purchase of Ordinary Shares of ZAO "Association "Canal TV"

On March 23, 2005 the Board of Directors approved a purchase of 15.9% of shares in ZAO "Association "Canal TV" for 345,030.

(in thousands Rubles)

36. Subsequent Events (continued)

Purchase of Ordinary Shares of OAO "Svyazintek"

In accordance with the decision of Board of Directors held on February 14, 2005 the Company acquired 11% of shares in OAO "Svyazintek" for 16,500.

Reorganization of Subsidiaries

On October 7, 2004 Board of Directors approved reorganization of the following subsidiaries of the Company in a form of their merger to OAO "Uralsvyazinform":

- ZAO "Ermak-RMS";
- ZAO "Tyumenruscom";
- OOO "Yuzhno-Uralskiy Sotoviy Telephone";
- ZAO "VSNET";
- OOO "Uralcom".

Main purposes of the reorganization are: increase in revenues, improvement of the Company's competitive position in the mobile communication market, improvement of manageability and economic effectiveness of the mobile, data transfer and telematic businesses.

On March 31, 2005 the shareholder meeting approved the above reorganisation by majority of the votes. It is planned that the reorganisation will be completed in 2005.

Telecommunication Reform

In 2005, within the framework of government efforts to restructure the telecommunication industry (liberalization of the telecommunication market) the Company will be providing domestic and international long-distance communication services on the basis of restructured relations with OAO "Rostelecom". These relations will be regulated by an agreement to assist in provision of domestic and international long-distance communication services and an agreement on interconnection to telecommunications lines.

Under the assistance agreement, the Company will provide on a compensatory basis an access to domestic and international long-distance communication services of OAO "Rostelecom", keep records and rating of provided services and receive payments for them, and also claim accounts receivable. The Company's revenue under the assistance agreement will be formed by fees paid by OAO "Rostelecom".

Under the interconnection agreement, the Company will provide to OAO "Rostelecom" traffic transmission services (call initiation and completion, traffic transit to/from interconnected operator networks).

The Company expects that the modified interaction framework will result in a decrease in both revenue and expenses, but the profit will remain at the previous level.

New tariffs for Telecom Services

There were not any changes in tariffs for telecom services in 2005.

Unified Social Tax

The Federal Law No. 70-FZ dated July 20, 2004 amended article 24 of the Tax Code of the Russian Federation. It stipulated the reduction of unified social tax rate effective January 1, 2005.

Reduction of the unified social tax rate from 35.6% to 26% will lead to decrease in the amount of unified social tax, decrease in operating expenses, and increase in net profit of the Company.

The Company's management is not able to estimate the effect of the change in the unified social tax rate effective January 1, 2005 on its net profit for 2005.